NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia

Mark Sucharda, P. Eng.

Certificate of Author

I, Mark Sucharda, P. Eng., do certify that:

1.	I am employed as Senior Project Manager with:

Hatch Ltd.
2800 Speakman Drive
Mississauga, Ontario, Canada, L5K 2R7

2.	This certificate applies to the report “NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia”, effective March 8, 2018 (the “Technical Report”).

3.	I graduated with a Bachelor’s Degree in Applied Sciences from Queen’s University at Kingston in 1987.

4.	I am a member of Professional Engineers Ontario (90234360).

5.	My relevant experience over the past 30 years includes participation in scoping, pre-feasibility, feasibility level studies as well as project execution for various metallurgical projects. My role on these projects has included mechanical engineer, project engineer and project manager.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of Sections 1.1, 1.5, 1.8, 2.1, 3.1, 4, 5, 6, 18.1, 18.3 - 5, 20.5, and 24.1. Information relating to areas of responsibility in Sections 21, 25 & 26.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I have not conducted a site visit.

12.	I have not had any prior involvement with the subject property.

13.	I consent to the public filing of this Technical Report.

H356045-0000-100-018-0001, Rev. 0 Page 1

NI43-101 Technical Report - Pre-Feasibility Study for the Timok Project, Serbia

Signed and dated on this 11th day of May, 2018.

“Mark Sucharda”
Mark Sucharda, P. Eng.

H356045-0000-100-018-0001, Rev. 0 Page 1